EXHIBIT 99.1

RISK FACTORS

Continuing business with Gazprom

        Sales to RAO Gazprom, a large Russian natural gas enterprise which we refer to in this Annual Report as Gazprom, represented approximately 9%, 8% and 7% of our net sales for fiscal 2002, 2001 and 2000, respectively. The level and timing of future business with Gazprom will depend on our relationship with Gazprom as well as its ability to obtain financing, increase competition and customer delays in commissioning and start-up of installations and on general economic conditions in the former Soviet Union. If Gazprom significantly reduces the amount of products it purchases from us for any reason, we likely could not replace those sales and our operating results would suffer.

Unfavorable changes in foreign exchange rates may harm our business.

        Several of our operating companies have transactions and balances denominated in currencies other than the U.S. dollar. Most of these transactions and balances are denominated in euros, British pounds, Danish krone and Japanese yen. Sales by our operating companies whose functional currency is not the U.S. dollar represented approximately 28% of our total net sales for fiscal 2002 compared to 23% and 20% in fiscal 2001 and 2000, respectively. Unfavorable changes in exchange rates between the U.S. dollar and those currencies could reduce our reported sales and earnings.

We export a significant portion of our products. Difficulties associated with the export of our products could harm our business.

        Sales to customers outside the United States by our businesses located in the United States account for a significant portion of our net sales. These sales accounted for approximately 58%, 52% and 51% of our net sales in fiscal 2002, 2001 and 2000, respectively. Our ability to export our products is subject to risks that could limit our ability to export our products or otherwise reduce the demand for these products in our foreign markets. Such risks include, without limitation, the following:

  unfavorable changes in U.S. export requirements;
  restrictions on the export of technology and related products;
  unfavorable changes in U.S. export policies to certain foreign countries;
  unfavorable changes in the import policies of our foreign markets; and
  a general economic downturn in our foreign markets.

The occurrence of any of these events could reduce the foreign demand for our products and could limit our ability to export our products and, therefore, could negatively affect our future sales and earnings.

Economic, political and other risks associated with our international operations could adversely affect our business.

        As of October 31, 2002, approximately 31% of our total assets were attributable to operations outside the United States. We expect our international operations to continue to contribute materially to our business for the foreseeable future. Our international operations are subject to varying degrees of risk inherent in doing business outside the United States including, without limitation, the following:

  adverse changes in a specific country's or region's political or economic conditions, particularly in emerging markets;
  trade protection measures and import or export requirements;
  partial or total expropriation;
  potentially negative consequences from changes in tax laws;
  difficulty in staffing and managing widespread operations;
  differing labor regulations;
  differing protection of intellectual property; and
  unexpected changes in regulatory requirements.

The occurrence of any of these events could harm our business.

Our growth strategy includes acquisitions. We may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully.

        Our historical growth has depended, and our future growth is likely to continue to depend, to a significant degree on our ability to make acquisitions and to successfully integrate acquired businesses. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets globally. We cannot assure you, however, that we will be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain necessary financing on acceptable terms, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

        Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in amortization expenses related to acquired intangible assets and potentially dilutive issuances of equity securities, any of which could harm our profitability. We cannot assure you that our acquisition strategy will not have a material adverse effect on our business, financial condition and results of operations.

Product liability and insurance risks could harm our operating results.

        Our business exposes us to potential product liability risks that are inherent in the design, manufacturing and distribution of custom, highly engineered, specialty industrial controls, fluid handling and analytical instrumentation products. In addition, certain of our products are used in potentially hazardous environments. We currently have product liability insurance for our products; however, we may not be able to maintain our insurance at a reasonable cost or in sufficient amounts to protect us against potential losses. We believe that we have adequately accrued estimated losses, principally related to deductible amounts under our insurance policies, with respect to all product liability claims, based upon our past experience and available facts. However, a successful product liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

Warranty exposure could harm our business.

        We offer warranties to our customers, including our original equipment manufacturers, or OEMs, that our products are free from defects and that they meet certain customer designated specifications. The OEMs may in turn offer product warranties to the purchasers of their products. If products do not perform as expected, we could incur substantial warranty expense in the future.

Our former independent public accountant, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges and you are unlikely to be able to exercise effective remedies against them in any legal action.

        Although we have dismissed Arthur Andersen as our independent public accountants and engaged PricewaterhouseCoopers LLP, Arthur Andersen audited our consolidated financial statements for the years ended October 31, 1999, 2000 and 2001.

On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen guilty of these federal obstruction of justice charges. It has been reported that Arthur Andersen will appeal the conviction. On August 31, 2002, Arthur Andersen ceased practicing before the SEC. Substantially all Arthur Andersen personnel have already left the firm, including the individuals responsible for auditing our audited consolidated financial statements for the year ended October 31, 2001 included in this Annual Report. You are unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen.

We face intense competition. If we do not compete effectively, our business may suffer.

        We face intense competition from numerous competitors. Our products compete primarily on the basis of product quality, performance, innovation, price, applications expertise and established customer service capabilities with existing customers. We may not be able to compete effectively with all of these competitors. To remain competitive, we must develop new products, respond to new technologies and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust prices of many of our products to stay competitive. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of these product lines.

Changes in the supply of, or price for, parts and components used in our products could affect our business.

        We purchase many parts and components from suppliers. The availability and prices of parts and components may be subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. Some high-performance components for digital imaging products may be in short supply and/or suppliers may have occasional difficulty manufacturing these components to meet our specifications. Any change in the supply of, or price for, these parts and components could affect our business, financial condition and results of operations.

Environmental compliance costs and liabilities could increase our expenses and adversely affect our financial condition.

        Our operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. These laws and regulations can result in the imposition of substantial fines and sanctions for violations and could require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws, and adapt to regulatory requirements in the countries in which we operate as these requirements change.

        We use and generate hazardous substances and wastes in our operations and, as a result, could be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury. We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of at the time of acquisition. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Our intangible assets are valued at an amount that is disproportionately high relative to our total assets and a write-off of our intangible assets would negatively affect our results of operations and total capitalization.

        Our total assets reflect substantial intangible assets, primarily goodwill. At October 31, 2002, goodwill totaled approximately $460 million compared to approximately $ 376 million of stockholders’ equity, which was over half of our total assets of approximately $829 million. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. We assess at least annually whether there has been an impairment in the value of our intangible assets. If future operating performance at one or more of our business units were to fall significantly below current levels, if competing or alternative technologies emerge or if business valuations become more conservative, we could incur, under current applicable accounting rules, a non-cash charge to operating earnings for goodwill impairment. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and total capitalization, which effect could be material.

Terrorist attacks and threats or actual war, as well as unfavorable general economic conditions, may harm our business.

        Recent terrorist attacks in the United States, as well as future events occurring in response or in connection to them, including, without limitation, future terrorist attacks against United States targets, rumor or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions, may impact our operations. They also could result in a deepening of any economic recession in the United States or abroad. A prolonged economic slowdown or recession in the United States or in other areas of the world could reduce the demand for our products and, therefore, negatively affect our future sales and profits. Any of these events could have a significant impact on our business, financial condition or results of operations and may result in the volatility of the market price for our common stock.

Our stock price may fluctuate significantly.

The market price of our common stock could fluctuate significantly in response to variations in quarterly operating results and other factors, such as:

  changes in our business, operations or prospects;
  developments in our relationships with our customers;
  announcements of technological innovations or new products by us or by our competitors;
  announcement or completion of acquisitions by us or by our competitors;
  changes in existing or adoption of additional government regulations; and
  prevailing domestic and international market and economic conditions.

        In addition, the stock market has experienced significant price fluctuations in recent years. Many companies experienced material fluctuations in their stock price that were unrelated to their operating performance. Broad market fluctuations, general economic conditions and specific conditions in the industries in which we operate may adversely affect the market price of our common stock.

Limited trading volume of our common stock may contribute to its price volatility.

        Our common stock is traded on the New York Stock Exchange, or NYSE. During the twelve months ended October 31, 2002, the average daily trading volume for our common stock as reported by the NYSE was approximately 188,000 shares. We are uncertain whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the market price of our common stock.

If we need to sell or issue additional shares of common stock to finance future acquisitions, your stock ownership could be diluted.

        Part of our business strategy is to expand into new markets and enhance our position in existing markets globally through acquisitions. In order to successfully complete targeted acquisitions or fund our other activities, we may issue additional equity securities that could be dilutive to our earnings per share and to your stock ownership. We cannot assure you as to when, and how many of, the shares of our common stock will be sold or as to the effect those sales may have on the market price of our common stock. Sales of substantial amounts of our common stock or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.